File No. 70-8903

             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                     Amendment No. 4 to
                          FORM U-l

                         DECLARATION
                            under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     Entergy Corporation
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

         (Name of company filing this statement and address of principal executive offices)

                     ENTERGY CORPORATION

   (Name of top registered holding company parent of each
                   applicant or declarant)

                    William J. Regan, Jr.
                Vice President and Treasurer
                     Entergy Corporation
                      639 Loyola Avenue
                New Orleans, Louisiana 70113

           (Name and address of agent for service)
The Commission is also requested to send copies of
communications in connection with this matter to:
                 Laurence M. Hamric, Esq.
                     Ann G. Roy, Esq.
                  Entergy Services, Inc.
                     639 Loyola Avenue
               New Orleans, Louisiana  70113


          Item 1.   Description of Proposed Transactions.

          Section 1 and Section 8 of the last full paragraph

of Item 1 of the Application-Declaration, added by Amendment

No. 3, are deleted in their entirety and replaced with the

following:

          (1)(a)    At September 30, 1996, assuming the $500

million proposed Credit Facilities were in effect, if the

remaining $380 million available under the Credit Facilities were used for EWG or FUCO investments ($500 million less the

$120 million then outstanding), Entergy's aggregate

investment (as defined in Rule 53) of $1.123 billion in EWGs and FUCOs, on a pro forma basis, would have been

approximately 49.74% of Entergy's consolidated retained

earnings of $2,258,416 (as defined in Rule 53).

          (1)(b)    Without taking into effect the use of

the proceeds of the proposed Credit Facilities, Entergy's

aggregate investments in EWGs and FUCOs as of September 30,

1996, was $743.2 million or 32.9% of consolidated retained

earnings, and Entergy's aggregate investments in EWGs and

FUCOs as of December 31, 1996 was $734.3 million or 32.5% of consolidated retained earnings.  Therefore, as of both

September 30, 1996 and December 31, 1996, based on

consolidated retained earnings of $2,258,416, Entergy may

make additional aggregate investments in EWGs and FUCOs of

$385 million.<FN1>







          (8)  Average consolidated retained earnings of

Entergy for the four most recent quarterly periods ended

September 30, 1996, have not decreased by 10% from the

average for the previous four quarterly periods, and

aggregate investment in EWGs and FUCOs at September 30, 1996

($1.123 billion on a pro forma basis) was approximately

6.93% of total capital invested in utility operations at

that date ($16.2 billion).



_______________________________
<FN1> As of December 31, 1996, Entergy may make additional
aggregate investments in EWGs and FUCOs of $394 million based on consolidated retained earnings.

                          SIGNATURE


          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                               ENTERGY CORPORATION

                          By:  /s/William J. Regan, Jr.
                               Name:  William J. Regan, Jr.
                               Title: Vice President and Treasurer


Dated:  January 22, 1997